

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

<u>Via E-mail</u>
Michael J. Campbell
Chief Financial Officer
Inergy Midstream, L.P.
Two Brush Creek Boulevard, Suite 200
Kansas City, MO 64112

   Re: **Inergy Midstream, L.P.**
      Amendment No. 1 to Registration Statement on Form S-4
      Filed June 26, 2013
      File No. 333-188930

Dear Mr. Campbell:

We have reviewed your letter dated July 18, 2013 and have the following comment.

<u>General</u>

1. We refer to your response to prior comment 1. As an initial matter, we note that the CMLP merger appears to be a Rule 13e-3 transaction on its face, given that (a) the solicitation relates to a merger between CMLP and an entity with whom it will be under common control at the time of the merger and (b) the merger will result in the delisting and deregistering of the CMLP common units in a transaction that does not come within the exceptions appearing in Rule 13e-3(g). In support of the assertion that Rule 13e-3 should nevertheless not be taken to apply, the response cites certain "multi-step transaction" no-action letters issued by the staff. These no-action letters stand for the proposition that, if a previously unaffiliated party acquires a portion of the equity securities of an issuer in furtherance and anticipation of shortly thereafter acquiring the remainder of those securities for the same consideration in a transaction otherwise subject to Rule 13e-3, the staff would not necessarily expect compliance with Rule 13e-3. We note that the foregoing description does not encompass the transactions at hand, and that, in the transactions to which these letters relate, affiliates of the issuer prior to the initial step in the series of transactions do not maintain continuing control of the surviving company following the final step. We do not believe that these letters can be taken to stand for the proposition that an affiliate can be on both sides of a transaction, so long as at least one party to the transaction was not affiliated with the issuer prior to the initial step. In the case at hand, Crestwood Holdings was in control of CMLP before the initial step, and will remain in control of the surviving company following the final step, with unaffiliated security holders of CMLP being cashed out with respect to a portion of their interests in CMLP. We also note that both Inergy, L.P. and NRGM GP, LLC have agreed to be controlled by Crestwood Holdings subsequent to the transactions, and we

disagree with the conclusion that, if this control relationship had been legally consummated simultaneously with the merger, Rule 13e-3 would not apply. See Interpretive Response 201.06 in the Compliance and Disclosure Interpretations relating to Going Private Transactions, etc.

Finally, we note the statement in footnote 2 of the response that Crestwood Holdings will not receive consideration in the merger that is different from that received by unaffiliated security holders of CMLP. We do not believe it is appropriate to view these transactions as "unitary" for purposes of determining affiliate status, but separate for purposes of determining the consideration being received by Crestwood Holdings. In this regard, Crestwood Holdings is receiving equity interests in, and control of, both Inergy, L.P. and NRGM GP, LLC in the transactions. Accordingly, in the absence of an applicable exemption, please file a Schedule 13E-3 with respect to the transaction, or provide an alternative analysis with respect to the application of Rule 13e-3.

You may contact me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Laura L. Ozenberger
        Gillian A. Hobson